January 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549-3628

Attn:              Mr. Jeffrey P. Riedler

Re:                          TRACON Pharmaceuticals, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-201280)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 5:00 p.m. Eastern Time on January 29, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2850 copies of the Company’s Preliminary Prospectus dated January 20, 2015 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Wells Fargo Securities, LLC
Stifel, Nicolaus & Company, Incorporated
As representatives of the several Underwriters

By: Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name: Elizabeth Alvarez
Title: Managing Director

By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nicholas Oust
Name: Nicholas Oust
Title: Managing Director

[Signature Page to Acceleration Request Letter]